UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.1)*

VOXX INTERNATIONAL CORPORATION
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

91829F104
(CUSIP Number)

Steve Downing
Chief Executive Officer
Gentex Corporation
600 North Centennial Street
Zeeland, Michigan 49464
(616) 772-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91829F104		Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Gentex Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,311,308
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,311,308
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,311,308
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.24% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This percentage is calculated based upon 20,384,193 shares of the Issuer’s Class A Common Stock reported to be outstanding as of October 6, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 10, 2023.

Item 1. Security and Issuer

This Schedule 13D amendment (this “Schedule 13D”) relates to the Class A Common Stock, $0.01 par value (“Class A Common Stock”), of Voxx International Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2351 J Lawson Blvd., Orlando, Florida 32824.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated as set forth below:

The disclosure in Item 4 below is incorporated herein by reference.

Gentex used approximately $15,687,500 from its working capital to purchase the Tranche 1 Shares (as defined below) on October 6, 2023 and approximately $15,687,500 from its working capital to purchase the Tranche 2 Shares (as defined below) on January 5, 2024 as described herein.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended and restated as set forth below:

On October 6, 2023, Gentex entered into the Stock Purchase Agreement (the “Stock Purchase Agreement”) with Avalon Park International LLC and Avalon Park Group Holding AG (together, the “Sellers”) pursuant to which Gentex agreed to acquire up to 3,137,500 shares of Class A Common Stock (the “Purchased Shares”). Gentex agreed to purchase the Purchased Shares in two tranches: (1) on October 6, 2023 (the “Tranche 1 Settlement Date”), Gentex purchased 1,568,750 shares of Class A Common Stock (the “Tranche 1 Shares”) at a price of $10 per share, and (2) on January 5, 2024 (the “Tranche 2 Settlement Date”), Gentex purchased 1,568,750 shares of Class A Common Stock (the “Tranche 2 Shares”) at a price of $10 per share.

Gentex purchased the Tranche 1 and Tranche 2 Shares for investment purposes. Other than (1) as described herein and (2) that Steve Downing, chief executive officer of Gentex, currently serves as a director of the Issuer, neither Gentex, nor any of the directors and executive officers identified on Schedule A to this Schedule 13D, has any current plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D, but Gentex will evaluate its options in the future. Gentex reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

The information set forth in or incorporated by reference in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) See responses to Items 11 and 13 on the cover page of this Schedule 13D.

(b) Gentex has sole power to vote and dispose of the securities of the Issuer held by it.

(c) Other than as described herein, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Gentex and the Sellers entered into the Stock Purchase Agreement in connection with the purchase by Gentex of the Purchased Shares. A description of the material terms of the Stock Purchase Agreement is set forth in Item 4 of this Schedule 13D, and a copy of the Stock Purchase Agreement is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1	Stock Purchase Agreement by and among Gentex Corporation, Avalon Park International LLC and Avalon Park Group Holding AG, dated as of October 4, 2023, as filed on October 11, 2023.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2024	Gentex Corporation

	By:	/s/ Kevin C Nash
	Name:	Kevin C. Nash
	Title:	Chief Financial Officer

Schedule A
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Gentex Corporation

Executive Officers and Directors of Gentex

The business address of each director and executive officer is c/o Gentex Corporation, 600 North Centennial Street, Zeeland, Michigan, 49464. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Steve Downing Chief Executive Officer and Director	President and Chief Executive Officer, Gentex
Joseph Anderson Director	Majority Owner, Chairman and Chief Executive Officer of TAG Holdings, LLC
Leslie Brown Director	Owner and Chairperson, Metal Flow Corporation
Garth Deur Director	Managing Director, Iroquois Ventures LLC
Gary Goode Director	Chairman, Titan Distribution LLC
Richard Schaum Director	General Manager, 3rd Horizon Associates LLC
Kathleen Starkoff Director	President and Chief Executive Officer, Orange Star Consulting
Brian Walker Director	Partner – Strategic Operations, Huron Capital
Dr. Ling Zang Director	Professor, University of Utah
Neil Boehm Chief Technology Officer and Vice President, Engineering	Chief Technology Officer, and Vice President, Engineering Gentex
Kevin Nash Chief Financial Officer, Treasurer and Vice President, Finance	Chief Financial Officer, Treasurer and Vice President, Finance, Gentex
Matthew Chiodo Chief Sales Officer and Senior Vice President, Sales	Chief Sales Officer and Senior Vice President, Sales, Gentex
Scott Ryan Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary, Gentex